Mail Stop 3010

November 18, 2009

C. Preston Butcher
Chief Executive Officer
KBS Legacy Apartment Community REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

> Re: KBS Legacy Apartment Community REIT, Inc.
>   Registration Statement on Form S-11/A
>   Filed November 5, 2009
>   File No. 333-146341

Dear Mr. Butcher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Will I be notified of how my investment is doing?, page 28

1.   We note your response to prior comment 4 and the revised disclosure on page 29. Please revise to briefly describe the assumptions on which your advisor or another firm would base its estimate regarding the value of your shares.

Certain Conflict Resolution Measures, page 91

2.   We note your added disclosure on pages 92-93 regarding the ability of KBS Capital
        Advisors and Legacy Partners to exclude other investment activities from the scope of the
        restriction if they determine such activities would not compete with you. To the extent
        either entity decides to exclude such activity, please clarify whether notice is required to
        be given to your conflicts committee and whether the conflicts committee has some
        ability to determine what constitutes a competitive investment activity.

Prior Performance Summary, page 120

3.   We note your response to prior comment 11. Please revise your disclosure to clarify that
        Messrs. Bren and Schreiber had sole responsibility for acquiring, investing, managing,
        developing and selling the real estate and real estate-related assets of each of the funds.
        In addition, we note your revised disclosure on page 121 that Messrs. Butcher, Henry and
        Hays, as managing members of LP 2002, along with certain of the other key real estate
        professionals with Legacy Residential entities, collectively have the sole responsibility
        for acquiring, financing, managing, developing and selling the real estate assets. Please
        revise to identify the other key real estate professionals and clarify whether such
        individuals are currently affiliated with you, your advisor or sub-advisor.

* * *

As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Via Facsimile
        Robert Bergdolt, Esq.
        DLA Piper